June 17, 2005

Mr. Martin F. James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Mr. James,

Thank you for your response to our letter dated May 20, 2005. We have reviewed your additional comments in your letter dated June 1, 2005. Below we have listed the additional Staff comments along with our responses to each comment.

Non-GAAP Information
--------------------

1. In part (a) of your response to prior comment 1, you indicate that you will no longer adjust for the restructuring charges in the non-GAAP measure. However, the table for 2004 shown in part (b) of the response continues to include an adjustment for restructuring charges. Please confirm that you will remove the adjustment for restructuring charges in your future filings, including future presentations of the 2004 non-GAAP measures.

                  Performance Technologies, Inc. (the "Company") confirms that it will remove the 2004 adjustment for restructuring charges in presentations of the 2004 non-GAAP measure in future filings.

2. We note the discussion included in your response to prior comment 1 relating to the adjustments for in-process R&D charges in the non-GAAP measures you presented. We note that you recorded these charges in 2002 and 2004 and that given the nature and size of your business they are reasonably likely to recur. Please confirm that in future filings you intend to comply with Item 10(e)(1)(ii)(B) of Regulation S-K which prohibits the inclusion of non-GAAP measures that eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.
                  The Company confirms that it will not eliminate any future in-process research and development charges in the determination of its non-GAAP measure in future filings.

3. We note from the last bullet point of (d) of your response to prior comment 1 that "the Company believes that this non-GAAP net income measure provides investors with a more transparent and enhanced view of the true operations and financial condition of the Company." In addition, in your March 31, 2005 Form 10-Q you say that the company's results excluding non-recurring items provide "better" comparability of its operations. These statements appear to place greater prominence on the non GAAP measures and may confuse investors into believing that they should view the non-GAAP financial measure as being superior to the comparable GAAP measures. Please revise your presentation to eliminate these confusing statements. Refer to Item 10(e)(1)(i)(A).

                  The Company will revise its future filings and will eliminate any words or statements that could lead an investor to believe that the non-GAAP financial measure is superior to the comparable GAAP measure. The Company will revise the future disclosure illustrated in its letter of May 20, 2005 and will remove the sentence "The Company believes that its results excluding non-recurring items provide better comparability of its operations."

Note B - Acquisitions
---------------------

4. We note your responses to prior comments 4 and 8. However, we also note that the final investment balance in Mapletree represents 10.2% of your total assets at December 31, 2003 and that the acquisition significantly impacted your 2004 operating results, as evidenced by your references to the effects of the transaction in several sections of Management's Discussion and Analysis. As a result, it would appear that the disclosures called for by SFAS 141 would be meaningful to the investor's judgment.

    o Please confirm that you will provide the disclosures required by paragraphs 51 through 57 of SFAS 141, including the purchase price allocation and the pro forma data for 2003, in your next Form 10-Q and in your other future filings, as appropriate. Provide us with a copy of your proposed disclosure.

    o If you continue to believe the disclosures are not needed, please provide us with your analysis considering the guidance in SAB 99.

                  The Company continues to believe that the disclosures of a material acquisition required under SFAS No. 141, including the purchase price allocation and the pro forma data for 2003, are not required. This position is based on several factors including: the guidance provided by SAB 99, the financial position of the respective companies at the acquisition date and at December 31, 2003, and the results of operations of the Company and of Mapletree Networks for the year ended December 31, 2003.

                  The Company agrees that the final investment in Mapletree represented 10.2% of the Company's total assets at December 31, 2003. In preparing its Form 10-K for 2004 and determining whether the allocation of purchase price was significant to an investor and should be disclosed, the Company considered the total purchase price, the acquired assets that were disclosed and the materiality of those acquired assets and liabilities that were not specifically disclosed. In its 2004 Form 10-K, the Company disclosed that the amount of goodwill recorded related to the acquisition totaled $4,143,000. This amount represented approximately 78% of the purchase price; the remaining amount of net assets acquired that was not specifically disclosed totaled approximately $1,151,000, or 2.2% of the Company's total assets at December 31, 2003. No single asset acquired or liability assumed exceeded the aggregate total of 2.2%. At the time of the acquisition, and at the time of its filing of Form 10-K for 2004, the Company concluded that there were no other qualitative or quantitative factors that would require these items to be disclosed. This, along with the undisclosed items totaling 2.2% of total assets, led the Company to believe that the disclosure of these other acquired assets and liabilities was not significant and would not materially influence or inform the reader of the financial statements. Therefore, the Company elected not to disclose these amounts. In addition, based upon your previous letter and comment, the Company notes that in future filings it will disclose the amount of purchase price allocated to capitalized software development costs, which totaled approximately $577,000. This amount represents an additional 11% of the purchase price of Mapletree. As a result of disclosing the amount of goodwill and the capitalized software development costs, the Company will disclose the allocation of $4,720,000, or 89% of the purchase price. The Company will also disclose in future filings that the remaining amount of net assets acquired of $574,000, or 1.1% of the Company's total assets at December 31, 2003, is comprised principally of accounts receivable, inventory, accounts payable and accrued expenses.

                  In assessing the need for the pro forma disclosure under SFAS No. 141, the Company calculated that Mapletree Network's 2003 pre-tax income represented less than 5% of the Company's 2003 pre-tax income. In addition, in consideration of SAB 99, the Company did not believe that there were any other qualitative or quantitative factors that would result in the pro forma disclosures required under SFAS No. 141. Based upon these factors, the Company continues to believe that the disclosure of pro forma information is not required.

5. We note the statement in your response to comment 6 that Mapletree Networks incurred "substantial losses" in the years preceding the acquisition. Please tell us the amounts of any losses in the last five years and show us how you treated these losses in your calculations of the significant subsidiary test when determining the need for financial statements pursuant to Rule 3-05 of Regulation S-X.

                  For each of the years in the six years ending December 31, 2003, Mapletree Networks did not incur expenses or realize benefits from income taxes, extraordinary items or cumulative effects of a change in accounting principle. As a result, Mapletree's pre-tax income (loss) equaled net income (loss) for each of those years. The amount of net income and net losses of Mapletree Networks for each of the years in the six years ending December 31, 2003 were as follows:

                      Year                     Net Income (Loss)
                  ----------------------------------------------
                  2003                             $    212,000
                  2002                             $ (4,900,000)
                  2001                             $(11,679,000)
                  2000                             $ (7,782,000)
                  1999                             $ (5,534,000)
                  1998                             $ (3,171,000)

                  As a point of clarification from the Company's May 20, 2005 response, Mapletree did incur significant losses in its history. However, in 2003 the results of Mapletree improved and Mapletree realized a slight profit for the year. Losses from previous years far exceeded the income earned in 2003.

                  In accordance with Rule 3-05 of Regulation S-X, the Company tested the significance of income from continuing operations before income tax, extraordinary items and cumulative effect of a change in accounting principle ("Income or Loss") of Mapletree Networks as a percentage of the Company's Income. This test was performed at the acquisition date using the most recent annual financial statements of Mapletree (2003) and the most recently filed annual financial statements of the Company
                  (2002) as follows:

                       Mapletree 2003 Income                 $   212,000
                       Company Five Year Average Income      -----------
                       (1998 through 2002)                   $ 7,877,000
                       Mapletree as a percentage                   2.69%

                  Mapletree's Losses for the years 1998 through 2002 were not considered in the significance calculation under Rule 1.02(w) of Regulation S-X.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention in this matter. If you require additional information please contact me.



Best Regards,




Dorrance W. Lamb
Chief Financial Officer

cc:  Donald L. Turrell, Chief Executive Officer, Performance Technologies, Inc.
     E. Mark Rajkowski, Audit Committee Chairman, Performance Technologies, Inc. Edward W. Kay, PricewaterhouseCoopers LLP
     Jeffrey H. Bowen, Harter, Secrest & Emery LLP